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                        June 14, 2024

       Mark Lappe
       Chief Executive Officer
       Inhibrx Biosciences, Inc.
       11025 N. Torrey Pines Road, Suite 140
       La Jolla, California 92037

                                                        Re: Inhibrx
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 11, 2024
                                                            File No. 333-280127

       Dear Mark Lappe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Melanie Ruthrauff Levy